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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934

                         For the month of August, 2000

                                 OpenTV Corp.

                (Translation of registrant's name into English)

                           401 East Middlefield Road
                            Mountain View, CA 94043

                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F  "X"                               Form 40-F "___"



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes  "___"                                No  "X"
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                       REPORT OF FOREIGN PRIVATE ISSUER

                         FOR THE MONTH OF AUGUST, 2000

                      AMENDED AND RESTATED EXCHANGE PLAN


On August 24, 2000, the Board of Directors of OpenTV Corp. amended Article I,
Section 5, subsection (a) of the OpenTV Corp. 2000 Exchange Plan (the "Exchange Plan") to increase from 1,631,955 to 1,673,850 the number of Class A Ordinary Shares reserved for issuance under the Exchange Plan. The Exchange Plan, as amended and restated to reflect the foregoing amendment, has been attached as
Exhibit 10.1 to this Report on Form 6-K.

EXHIBITS


EXHIBIT NO.    DESCRIPTION
10.1           Amended and Restated OpenTV Corp. 2000 Exchange Plan.



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         OpenTV Corp.
                                         (Registrant)

              Date: August 30, 2000      By: /s/ James F. Brown
                                             ------------------
                                         James F. Brown
                                         General Counsel and Secretary
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EXHIBIT INDEX


EXHIBIT   DESCRIPTION                                                 Sequential
-------   -----------
                                                                      Page
                                                                      Number

10.1      Amended and Restated OpenTV Corp. 2000 Exchange Plan.